Filed Pursuant to Rule 433
Registration No. 333-165133
March 9, 2010

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 9, 2010)

Issuer:	Georgia Power Company
Security:	Series 2010A Floating Rate Senior Notes due March 15, 2013
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$350,000,000
Public Offering Price:	100%
Maturity Date:	March 15, 2013
Optional Redemption Terms:	Callable in whole or in part on or after March 15, 2012 at par
Interest:
Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement), plus 0.32%, reset quarterly, and payable March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2010

Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334JQ5
Trade Date:	March 9, 2010
Expected Settlement Date:	March 16, 2010
Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. Incorporated
Co-Managers:	Commerzbank Capital Markets Corp. Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Barclays Capital Inc. toll-free at 1-888-603-5847 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.